Exhibit (a)(5)(B)

LAW OFFICE OF DAVID E. BOWER

David E, Bower, Esq. SBN 119546

600 Corporate Pointe, Suite 1170

Culver City, CA 90230-7600

Mailing Address

9854 National Boulevard # 384

Los Angeles, CA 90034

Tel: 310-839-0442

Fax: 310-558-3005

LEVI & KORSINSKY, LLP

Joseph Levi, Esq.

Juan E. Monteverde Esq.

30 Broad Street, 15th Floor

New York, New York 10004

Tel: 212-363-7500

Fax: 212-363-7171

Attorneys for Plaintiff,

SUPERIOR COURT OF THE STATE OF CALIFORNIA

SAN FRANCISCO COUNTY

ANDREI PEVGONEN, individually and on behalf of all others similarly situated,

Plaintiff,	CIVIL ACTION

v.	CLASS ACTION COMPLAINT

WILLIAM YOUNG, CRISTINA KEPNER, WILLIAM JENKINS, DAVID PERSING, EDMON JENNINGS, JOHN MENDLEIN, CHRISTINE WHITE, MONOGRAM BIOSCIENCES, INC., LABORATORY CORPORATION OF AMERICA HOLDINGS, and MASTIFF ACQUISITION CORP.

Defendants

CLASS ACTION OCMPLAINT FOR BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this action on behalf of the public stockholders of Monogram Biosciences, Inc. (“Monogram” or the “Company”) against Defendants, Monogram and its Board of Directors seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of a proposed transaction in which Defendant Laboratory Corporation of America Holdings and Mastiff Acquisition Corp. (collectively “LabCorp”) plan to acquire all the outstanding shares of Monogram through a cash tender offer by means of an unfair process and for an unfair price of $4.55 per share in cash for each share of Monogram common stock (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $155 million.

PARTIES

2. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Monogram.

3. Monogram is a corporation organized and existing under the laws of the State of Delaware: It maintains its principal corporate offices at 345 Oyster Point Boulevard, South San Francisco, CA 94080, and develops molecular diagnostic products for the treatment of infectious diseases, cancer, and other diseases in the United States. The Company serves physicians and pharmaceutical companies and works in collaboration with Pfizer Inc., one of the world’s largest pharmaceutical companies.

4. Defendant William Young (“Young”) has been the Chief Executive Officer and Chairman of the Board of the Company since 1999.

5. Defendant Cristina Kepner (“Kepner”) has been a Director of the Company since 1996.

6. Defendant William Jenkins (“Jenkins”) has been a Director of the Company since 2000.

7. Defendant David Persing (“Persing”) has been a Director of the Company since 2000.

8. Defendant Edmon Jennings (“Jennings”) has been a Director of the Company since 2004.

9. Defendant John Mendlein (“Mendlein”) has been a Director of the Company since 2006.

10. Defendant Christine White (“White”) has been a Director of the Company since 2008.

11. Defendants referenced in paragraphs 4 through 10 are collectively referred to as Individual Defendants and/or the Monogram Board. The Individual Defendants as officers and/or directors of Monogram, have a fiduciary relationship with Plaintiff and other public shareholders of Monogram and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

12. Defendant LabCorp is a Delaware Corporation with its headquarters located at 358 South Main Street, Burlington, NC 27215 that together with its subsidiaries, operates as an independent clinical laboratory company in the United States.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

13. By reason of Individual Defendants’ positions with the Company as officers and/or Directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Monogram and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

14. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the

CLASS ACTION OCMPLAINT FOR BREACH OF FIDUCIARY DUTY

corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

15. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Monogram, are obligated to refrain from:

(a) participating in any transaction where the Directors or officers’ loyalties are divided;

(b) participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

16. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Monogram, or are aiding and abetting others in violating those duties.

17. Defendants also owe the Company’s stockholders a duty of truthfulness, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly recklessly breaching their fiduciary duties of candor and good faith by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

18. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

19. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit LabCorp to attempt to eliminate the public shareholders’ equity interest in Monogram pursuant to a defective sales process, and (ii) permit LabCorp to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

20. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially

CLASS ACTION OCMPLAINT FOR BREACH OF FIDUCIARY DUTY

assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Monogram common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

22. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of June 23, 2009, Monogram has approximately 23.04 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i) Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii) Are the Individual Defendants, in connection with the Proposed Transaction of Monogram by LabCorp, pursuing a course of conduct that does not maximize Monogram’s value in violation of their fiduciary duties;

(iii) Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv) Have Monogram and LabCorp aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v) Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

23. In a press release dated June 23, 2009, the Company announced that it had entered into a merger agreement with LabCorp, stating:

BURLLNGTON, N.C., SOUTH SAN FRANCISCO, Calif. - June 23, 2009 - Laboratory Corporation of America® Holdings (LabCorp®) (NYSE: LH) and Monogram Biosciences, Inc. (NASDAQ: MGRM) today announced that they have entered into a definitive agreement and plan of merger under which LabCorp will acquire all of the outstanding shares of Monogram in a cash tender offer for $4.55 per share for an implied total equity value of approximately $106.7 million, or a total enterprise value of approximately $155 million at March 31, 2009, including net indebtedness.

CLASS ACTION OCMPLAINT FOR BREACH OF FIDUCIARY DUTY

“The transaction announced today is a significant step in the execution of LabCorp’s strategy of leadership in personalized medicine,” said David P. King, Chairman and Chief Executive Officer of LabCorp. “Monogram Biosciences, Inc. has an excellent clinical reputation, a market leading infectious disease test, a market leading companion diagnostic, an exciting technology platform for oncology and offers LabCorp a substantial growth opportunity. By utilizing LabCorp’s national infrastructure to build on Monogram’s already strong sales, we will advance our leadership in infectious disease and cancer testing, companion diagnostics and personalized medicine. We look forward to providing improved offerings to both our and Monogram’s current customers.”

Monogram Biosciences, Inc. is a leading provider of companion diagnostics - molecular diagnostic products that help guide and target appropriate treatments. Monogram’s proprietary, clinically validated Trofile® assay identifies patients who are eligible for the CCR5 class of HIV drugs and is the widely adopted companion diagnostic for the HIV drug Selzentry®. Monogram’s PhenoSense® and PhenoSense GT ® HIV tests measure individual patient viral drug resistance, thereby enabling physicians to design optimal, individualized treatment plans for each patient. PhenoSense® and PhenoSense GT® are among the most widely used HIV resistance tests in the market today. Monogram’s HIV tests are used routinely by physicians for managing patient therapy and are an integral component of anti-HIV drug development and clinical evaluations for the pharmaceutical industry.

Monogram’s proprietary VeraTagTM technology has been used to develop a sensitive means to assess HER-2 status in tissue samples and has significant potential as a tool to help guide therapy decisions in breast cancer patients. Based on the VeraTag platform, Monogram has multiple tests in development for measuring a variety of protein markers that may have clinical utility to help guide treatment decisions across a broad range of cancer drugs. The potential oncology pipeline associated with this technology is a natural extension of LabCorp’s existing oncology offerings for both clinical trials and commercial clients.

24. On June 24, 2009, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). The announcement and filings reveal that the Proposed Transaction is the product of a flawed sales process and is being consummated at an unfair price.

THE PRICE IS UNFAIR

25. In the few months prior to the Proposed Transaction, Monogram stock had been trading well in excess of the Proposed Transaction offer price of $4.45 per share. In fact, Monogram’s stock traded over $5.00 per share as recently as September 2008 and at $7.20 per share in August 2008 (on a split adjusted basis). The recent dip in Monogram’s stock price to $1.68 per share on June 22, 2009 is not the result of any fundamental change in the Company but likely reflects recent turmoil in the financial markets, which LabCorp is obviously trying to take advantage of. Further, before the Proposed Transaction was announced, at least one Wall Street analyst had a price target for Monogram at $6.00 per share.

26. Accordingly, the consideration offered in the Proposed Transaction is inadequate, and, is opportunistic on the part of LabCorp.

THE PRECLUSIVE DEAL PROTECTION DEVICES

27. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will ever emerge for the Company.

28. Moreover, Defendants agreed to such terms without any hard evidence that they sought a third party buyer for Monogram and no evidence that Monogram’s Directors shopped the Company in order to obtain the best possible (higher) price for Monogram’s shareholders.

CLASS ACTION OCMPLAINT FOR BREACH OF FIDUCIARY DUTY

29. First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of the Monogram Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to alternative business combinations. In addition to the “no shop” and “standstill” provisions, the Merger Agreement includes a $4,500,000 termination fee should the Board choose to accept a superior deal. The termination fee in combination with the preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.

30. Section 5.2(a) of the Merger Agreement severely restricts the Board’s ability to enter into discussions and negotiations involving a competing unsolicited bid requiring the Board to first consult with its outside legal counsel and financial advisor and determine that the proposal constitutes, or could reasonably be expected to lead to, a superior proposal and only after providing LabCorp with not less than 2 business days prior written notice of the Board’s intention to merely have discussions with a competing bidder.

31. Further, Section 5.2(c), severely restricts the Board’s ability to recommend an alternative acquisition proposal, requiring the Board to:

(a) consult with its outside legal counsel, and determine that the failure to recommend the alternative acquisition proposal would be inconsistent with the Boards’ fiduciary duties to the Company’s stockholders;

(b) give LabCorp prior written notice advising LabCorp of its intention to consider making a recommendation change at least four business days prior to making the recommendation change;

(c) provide LabCorp with the material terms and conditions of the alternative acquisition proposal;

(d) consult with the Company’s outside legal counsel and its financial advisors, and determine, in good faith, that such proposed Acquisition Proposal is a superior proposal.

(e) give LabCorp four business days after delivery of the proposed acquisition proposal to propose revisions to the terms of the Merger Agreement (or make another proposal) and shall have negotiated in good faith with LabCorp with respect to such proposed revisions or other proposal, if any; and after considering the results of such negotiations and giving effect to the proposals made by LabCorp, if any, after consultation with the Company’s outside legal counsel, shall have continued to determine, in good faith, that the failure to make the recommendation change would be inconsistent with the Board’s fiduciary duties to the Company’s stockholders and shall have continued to determine, in good faith, that such proposed acquisition proposal is a superior proposal. These provisions further discourage bidders from making a competing bid for the Company.

32. Thus, even if the Monogram Board receives an intervening bid that appeared to be “superior” to LabCorp’s offer, they are precluded from even entering into discussions and negotiations unless they can prove that the alternative proposal is, in fact, “superior.” Consequently, this provision ties the hands of the Monogram Board and prevents them from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Monogram Board first determines that the proposal is superior, a very difficult conclusion to make if you are not allowed to enter into negotiations in the first place.

33. In addition to the unreasonably high standard that must be met for the Board to even consider a competing bid, the Company must also notify LabCorp promptly before recommending to accept that alternative bid, giving LabCorp an opportunity to match the terms of any competing bid. Obviously, no potential bidder will waste time and resources to make a competing bid that LabCorp can simply match.

34. Moreover, Section 5.2 (d)(ii) defines a Superior Proposal as a proposal that is “more favorable to the Company’s stockholders from a financial point of view” than the Proposed Transaction, thus preventing the Company from accepting an alternative proposal that is meritorious for reasons other than financial superiority.

35. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company’s shareholders will continue to suffer absent judicial intervention.

CLASS ACTION OCMPLAINT FOR BREACH OF FIDUCIARY DUTY

CLAIM FOR RELIEF

COUNT I

Breach of Fiduciary Duty – Failure to Maximize Shareholder Value

(Against All Individual Defendants)

36. Plaintiff repeats all previous allegations as if set forth in full herein.

37. As Directors of Monogram, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Monogram’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

38. As discussed herein, the Individual Defendants have breached their fiduciary duties to Monogram shareholders by failing to engage in an honest and fair sale process.

39. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Monogram’s assets and will be prevented from benefiting from a value-maximizing transaction.

40. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

41. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Monogram and LabCorp)

42. Plaintiff repeats all previous allegations as if set forth in full herein.

43. As alleged in more detail above, Monogram and LabCorp are well aware that the individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants Monogram and LabCorp aided and abetted the Individual Defendants’ breaches of fiduciary duties.

44. As a result, Plaintiff and the Class members are being harmed.

45. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and their counsel as Class counsel;

(B) enjoining, preliminary and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

CLASS ACTION OCMPLAINT FOR BREACH OF FIDUCIARY DUTY

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

DATED: June 25, 2009	LAW OFFICE OF DAVID E. BOWER

DAVID E. BOWER
600 Corporate Pointe, Suite 1170 Culver City, CA 90230-7600 Mailing Address

9854 National Boulevard # 384 Los Angeles, CA 90034 Tel: 310-839-0442 Fax: 310-558-3005

LEVI & KORSINSKY, LLP Joseph Levi (to be admitted pro hac vice) Juan E. Monteverde (to be admitted pro hac vice) 30 Broad Street, 15th Floor New York, NY 10004 Tel: 212-363-7500 Fax: 212-363-7171

Attorneys for Plaintiff

CLASS ACTION OCMPLAINT FOR BREACH OF FIDUCIARY DUTY